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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST AMERICAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



1624 HARMON PLACE, SUITE 218
(No. and Street)

PROCESSED

MINNEAPOLIS MN 55403
(City) (State) (Zip Code)

MAR 09 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOAN D. MATHEWS (612) 486-5890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVENUE SOUTH, SUITE 2400, MINNEAPOLIS MN 55431-1115
(Address) (City) (State) (Zip Code)



CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

OATH OR AFFIRMATION

I, JOAN D. MATHEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST AMERICAN SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title



Minh Pham
Notary Public
Minnesota
My Commission Expires January 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN SECURITIES, INC.

Minneapolis, Minnesota

December 31, 2006 and 2005

FINANCIAL STATEMENTS

Including Independent Auditors' Report



RECEIVED

FIRST AMERICAN SECURITIES, INC.

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of First American Securities, Inc. (a wholly-owned subsidiary of Mathews Financial, LLC) as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 6, 2007

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
CASH AND CASH EQUIVALENTS	$ 37,311	$ 26,528
PREPAID EXPENSES	9,844	11,835
EQUIPMENT, NET	5,393	3,867
TOTAL ASSETS	$ 52,548	$ 42,230

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
LIABILITIES		
Accounts payable	$ 597	$ 143
Income taxes payable	4,300	-
Total Liabilities	4,897	143
STOCKHOLDER'S EQUITY		
Common stock, voting, $.01 par value per share 5,000,000 shares authorized 464,000 shares issued and outstanding	4,640	4,640
Common stock, non-voting, $.01 par value per share 5,000,000 shares authorized 40,000 shares issued and outstanding	400	400
Additional paid-in capital	164,951	164,951
Accumulated deficit	(122,340)	(127,904)
Total Stockholder's Equity	47,651	42,087
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 52,548	$ 42,230

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES:		
Commissions and fees	$ 632,471	$ 458,006
Interest income	16,575	8,588
Total Revenues	649,046	466,594
EXPENSES:		
Sales commissions	432,761	256,312
Other operating expenses	147,921	196,775
Total Expenses	580,682	453,087
Income Before Income Taxes	68,364	13,507
PROVISION FOR INCOME TAXES	4,300	-
NET INCOME	$ 64,064	$ 13,507

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock		Additional		
		Non-	Paid-In	Accumulated	
	Voting	Voting	Capital	Deficit	Total
BALANCES, December 31, 2004	$ 4,640	$ 400	$ 164,951	$ (115,511)	$ 54,480
Dividends paid	-	-	-	(25,900)	(25,900)
2005 net income	-	-	-	13,507	13,507
BALANCES, December 31, 2005	4,640	400	164,951	(127,904)	42,087
Dividends paid	-	-	-	(58,500)	(58,500)
2006 net income	-	-	-	64,064	64,064
BALANCES, December 31, 2006	$ 4,640	$ 400	$ 164,951	$ (122,340)	$ 47,651

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 64,064	$ 13,507
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	2,837	1,766
Changes in operating assets and liabilities:		
Prepaid expenses	1,991	(5,183)
Accounts payable	454	(44)
Income taxes payable	4,300	-
Net Cash Flows from Operating Activities	73,646	10,046
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(4,363)	(2,692)
Net Cash Flows from Investing Activities	(4,363)	(2,692)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(58,500)	(25,900)
Net Cash Flows from Financing Activities	(58,500)	(25,900)
Net Change in Cash and Cash Equivalents	10,783	(18,546)
CASH AND CASH EQUIVALENTS - Beginning of Year	26,528	45,074
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 37,311	$ 26,528
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	$ -	$ -

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company is a securities broker/dealer and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company was incorporated on November 10, 1993 and was approved for membership in NASD on December 15, 1994. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Equipment

Equipment is stated at cost and is depreciated over estimated useful lives of 5 years using accelerated methods. Accumulated depreciation was $6,416 and $3,579 at December 31, 2006 and 2005. Depreciation expense was $2,837 and $1,766 at December 31, 2006 and 2005.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition

Securities transactions and related commission income and expenses are recorded on a trade-date basis. The Company's revenues derived from private placements is recognized at the time of the placement's closing.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Reclassification

For comparability, certain 2005 amounts have been reclassified to conform with classifications adopted in 2006.

NOTE 2 - Related Party Transactions

The Company pays its parent company management fees in conjunction with research and other general office assistance provided by the parent company. Total management fees were $34,500 and $66,980 for the years ended December 31, 2006 and 2005.

NOTE 3 - Office Lease

In prior years, the Company paid its portion of rent expense to its parent company via management fees. In June 2006, the Company terminated its agreement with its parent company and currently leases office space expiring in April 2007. Monthly base rent is $850 with future minimum lease payments for the year ending December 31, 2007 estimated to be $3,400. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses. Total rent expense, including operating expenses, was approximately $6,600 for the year ended December 31, 2006.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2006, the net capital ratio was .16 to 1 and net capital was $30,654 which exceeded the minimum requirement by $25,654. As of December 31, 2005, the net capital ratio was .006 to 1 and net capital was $25,035 which exceeded the minimum requirement by $20,035.

The Company's brokerage activity is transacted on a fully disclosed basis through Southwest Securities, Inc. and, accordingly, is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on provisions of Section (k)(2)(ii) of the Rule.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 5 - Income Taxes

The Company did not record a tax provision for the year ended December 31, 2005 due to federal and state net operating loss carryforwards of approximately $53,000. The Company had recorded a full valuation allowance against these net operating loss carryforwards. The Company utilized the remaining net operating loss carryforwards in the year ended December 31, 2006.

The provision for income taxes consisted of the following components for the years ended December 31, 2006 and 2005:

	2006	2005
Current	$ 4,300	$ -
Deferred	-	-
Total Provision for Income Taxes	$ 4,300	$ -

FIRST AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 47,651
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses	$ 9,844	
Non-allowable portion of receivables from brokers or dealers	1,760	
Equipment, net	5,393	
Total non-allowable assets		16,997
Net capital		$ 30,654

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 4,897

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 25,654
Excess net capital at 1,000 percent	$ 30,164
Ratio: Aggregate indebtedness to net capital	.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2006	$ 34,954
Income tax expense	4,300
Net capital per above	$ 30,654



INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of First American Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 6, 2007

END